FIRST NEW ENGLAND DENTAL CENTERS, INC.
                       85 Devonshire Street
                   Boston, Massachusetts 02109

                              September 15, 1997


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Shelley E. Parratt

     Re:  First New England Dental Centers, Inc.
          Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), First New England Dental Centers, Inc. (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-20845), originally filed with the Securities and Exchange Commission on January 31, 1997, and the application for confidential treatment made in connection therewith pursuant to Securities Act Rule 406. Due to adverse market conditions last Spring, activity with respect to the offering contemplated by the Registration Statement ceased following the issuance of the Commission's comments on the Registration Statement and none of the securities covered thereby were offered for sale or sold.

     The Company anticipates that it may enter into acquisition transactions in which it would expect to issue securities in private transactions exempt from registration and understands that it is appropriate to formally withdraw the registration statement in order to do so. Accordingly, please provide the Company and the Company's legal counsel, Arthur I. Anderson, P.C., of McDermott, Will & Emery, 75 State Street, Boston, Massachusetts 02109, with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact Mr. Anderson at 617/345-5016 or the undersigned at 617/742-4750.

                              Very truly yours,

                              Donald E. Strange
                              President and
                              Chief Executive Officer

cc: Arthur I. Anderson, P.C.